Exhibit 12.1
Ratio of Earnings to Fixed Charges
     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on our convertible senior subordinated notes.
     For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of rent expense we believe represents the interest component of such rent expense.

(in thousands, except for ratios)
	Years ended June 30,
	2003	2004	2005	2006	2007
Fixed charges:
Interest expense	$155	$134	$1,145	$1,939	$1,950
Portion of rent expense deemed to represent interest	325	358	392	262	344

Total fixed charges	$480	$492	$1,537	$2,201	$2,294

Earnings:
Net income	$7,718	$12,992	$37,985	$13,701	$26,534
Income taxes	4,344	7,934	20,347	11,822	11,897
Fixed charges	480	492	1,537	2,201	2,294

Total earnings for computation of ratio	$12,542	$21,418	$59,869	$27,724	$40,725

Ratio of earnings to fixed charges	26.1	43.5	39.0	12.6	17.8